ATRenew Inc.

12th Floor, No. 6 Building

433 Songhu Road, Shanghai

The People’s Republic of China

August 7, 2023

VIA EDGAR

Mr. Adam Phippen

Mr. Tony Watson

Ms. Jennifer Thompson

Mr. Austin Pattan

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: ATRenew Inc. (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 18, 2023

File No. 001-40486

Dear Mr. Phippen, Mr. Watson, Ms. Thompson and Mr. Pattan:

The Company has received the letter dated July 24, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 18, 2023 (the “2022 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to additional time required to prepare a thorough response. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than August 21, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at rex.chen@atrenew.com or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

ATRenew Inc.

By: /s/Chen Chen

Name: Chen Chen

Title: Chief Financial Officer

cc: Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP